FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ABBEY NATIONAL PLC - PUBLICATION OF PROSPECTUS

The following Prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplemental Prospectus relating to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Abbey National Treasury Services plc and AN Structured Issues Limited as Issuers of Senior Notes guaranteed by Abbey National plc and Abbey National plc as Issuer of Subordinated Notes.

To view the full Supplemental Prospectus, plus the documents referred to therein please paste the following URLs into the address bar of your browser:

AbbeySuppProspectus

http://www.rns-pdf.londonstockexchange.com/rns/2601t_1-2007-3-20.pdf

AN plc Accounts EMTN1

http://www.rns-pdf.londonstockexchange.com/rns/2601t_2-2007-3-20.pdf

ANSIL EMTN programme

http://www.rns-pdf.londonstockexchange.com/rns/2601t_3-2007-3-20.pdf

ANTS EMTN programme

http://www.rns-pdf.londonstockexchange.com/rns/2601t_4-2007-3-20.pdf

The full Supplemental Prospectus is also available for viewing at the Document Viewing Facility of the UK Listing Authority. This website is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Debt Capital Markets

Tel: +44 (0) 20 7756 7100 or capital.markets@abbey.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplemental Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

The Supplemental Prospectus on this website does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 20th March 2007	By / s / Jason Wright
(Authorised Signatory)